Exhibit 1




                             Just Kiddie Rides, Inc.

                              Financial Statements

                     Years ended September 30, 1996 and 1995




                                    Contents

Report of Independent Auditors............................................ 1

Balance Sheets............................................................ 2
Statements of Operations.................................................. 3
Statements of Shareholders' Equity........................................ 4
Statements of Cash Flows.................................................. 5
Notes to Financial Statements............................................. 6

                         Report of Independent Auditors

To the Shareholders
Just Kiddie Rides, Inc.

We have audited the accompanying balance sheets of Just Kiddie Rides, Inc. (the "Company") as of September 30, 1996 and 1995, and the related statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at September 30, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

As more fully described in Note 1, on September 30, 1996 the Company was acquired in a merger agreement with Childrobics, Inc. whereby the Company became a wholly-owned subsidiary of Childrobics, Inc. Childrobics, Inc. reported a net loss of approximately $9.9 million and had a working capital deficiency of $2.5 million at and for the period ended June 30, 1996. These conditions raise substantial doubt about Childrobics, Inc.'s ability to continue as a going concern. Because of the aforementioned conditions relating to Childrobics, Inc., and the uncertainties surrounding its management's plans to address its liquidity problems, Childrobics, Inc.'s actions could have a substantial effect on the Company's assets and, therefore, there is also substantial doubt about whether the Company will continue as a going concern. The 1996 financial statements of the Company do not include any adjustments to reflect the possible future effects on the recoverability and classification of liabilities that may result from the outcome of this uncertainty.




                              /s/ Ernst & Young LLP
Melville, New York
November 27, 1996

                             Just Kiddie Rides, Inc.

                                 Balance Sheets


                                                                               September 30
                                                                          1996              1995
                                                                       ---------------------------
Assets
Current assets:
   Cash                                                                $   78,062       $   53,787
   Accounts receivable, less allowance for doubtful accounts
     of $25,000 in 1996                                                   399,600          500,862
   Receivables from affiliates                                            265,318                -
   Inventory                                                               40,081          123,772
   Loan receivable from shareholder                                        63,362           67,717
   Prepaid expenses and other current assets                               37,202           50,535
                                                                       ---------------------------
 Total current assets                                                     883,625          796,673

Ride equipment, net of accumulated depreciation of $832,000
   and $532,000 in 1996 and 1995, respectively                          2,748,588        1,683,709
Other fixed assets, net                                                   390,958          255,062
Other assets                                                               35,576           25,044
                                                                       ---------------------------
Total assets                                                           $4,058,747       $2,760,488
                                                                       ===========================

Liabilities and shareholders' equity
Current liabilities:
   Current portion of notes and loans payable                          $1,214,842       $  742,014
   Accounts payable to suppliers                                           38,755          320,033
   Accrued commissions                                                     91,162           85,927
   Other accrued expenses                                                 597,142          317,452
   Customer deposits                                                       60,932           41,643
                                                                       ---------------------------
 Total current liabilities                                              2,002,833        1,507,069

Notes and loans payable, less current portion                           1,263,147          419,454
                                                                       ---------------------------
Total liabilities                                                       3,265,980        1,926,523

Commitments (Note 8)

Shareholders' equity:
   Common stock, no par value, 200 shares authorized,
     issued and outstanding                                                   200              200
   Retained earnings                                                      792,567          833,765
                                                                       ---------------------------
Total shareholders' equity                                                792,767          833,965
                                                                       ---------------------------
Total liabilities and shareholders' equity                             $4,058,747       $2,760,488
                                                                       ===========================


See accompanying notes.
                                                                               2

                             Just Kiddie Rides, Inc.

                            Statements of Operations


                                                  Year ended September 30
                                                   1996             1995
                                               ----------------------------
Revenues:
   Equipment sales, net                         $3,137,192       $4,482,669
   Ride revenue                                  2,486,656        2,056,746
   Management fees                                 124,987          142,497
   Refurbishment fees                               52,398           19,034
   Leasing fees                                     26,000           78,040
   Commission fees                                       -           70,063
   Other                                           171,026           46,182
                                               ----------------------------
Total revenues                                   5,998,259        6,895,231

Costs of revenues:
   Cost of goods sold                            1,822,562        3,169,625
   Direct ride expenses                          1,866,495        1,531,522
   Depreciation--ride equipment                    302,293          203,404
                                               ----------------------------
Total cost of revenues                           3,991,350        4,904,551
                                               ----------------------------

Gross profit                                     2,006,909        1,990,680

Selling, general and administrative expenses     1,807,535        1,653,321
Depreciation and amortization--other                76,059           57,093
Interest expense                                   149,719           84,146
                                               ============================
Net (loss) income                               $  (26,404)     $   196,120
                                               ============================



See accompanying notes.

                             Just Kiddie Rides, Inc.

                       Statements of Shareholders' Equity

                     Years ended September 30, 1996 and 1995


                                              Common     Retained
                                     Shares    Stock     Earnings       Total
                                ------------------------------------------------

Balance at October 1, 1994            200      $200      $637,645     $637,845
Net income                              -         -       196,120      196,120
                                ------------------------------------------------
Balance at September 30, 1995         200       200       833,765      833,965
Net loss                                -         -       (26,404)     (26,404)
Shareholder distributions               -         -       (14,794)     (14,794)
                                ------------------------------------------------
Balance at September 30, 1996         200      $200      $792,567     $792,767
                                ================================================



See accompanying notes.

                             Just Kiddie Rides, Inc.

                            Statements of Cash Flows

                                                       Year ended September 30
                                                         1996            1995
                                                      -------------------------
Cash flows from operating activities
Net (loss) income                                     $   (26,404)   $ 196,120
Adjustments to reconcile net (loss) income to net
   cash provided by operating activities:
     Depreciation and amortization                        378,352      260,497
     Amortization of deferred financing costs               3,388        1,769
     Loss (gain) on disposal of fixed assets                5,785       (5,177)
     Provision for doubtful accounts                       25,000            -
     Changes in operating assets and liabilities:
       Accounts receivable                                 76,262     (42,894)
       Receivables from affiliates                       (265,318)           -
       Inventory                                          182,057      399,828
       Prepaid expenses and other current assets            9,945      (26,519)
       Other assets                                       (10,532)     (17,570)
       Accounts payable to suppliers                     (281,278)    (250,463)
       Accrued commissions                                  5,235            -
       Other accrued expenses                             279,690       70,398
       Customer deposits                                   19,289       21,095
                                                     ---------------------------
Net cash provided by operating activities                 401,471      607,084

Cash flows from investing activities
Proceeds from sale of fixed assets                          1,200       17,301
Purchases of fixed assets                                (218,940)    (123,419)
Purchases of ride equipment                              (594,472)    (395,511)
                                                     ---------------------------
Net cash used in investing activities                    (812,212)    (501,629)

Cash flows from financing activities
Proceeds from notes and loans payable                   1,115,504       29,394
Repayments of notes and loans payable                  (1,096,125)    (216,523)
Net borrowings under line of credit agreements            426,076       73,000
Loan to shareholder, net                                    4,355       (4,430)
Distributions to shareholders                             (14,794)           -
                                                     ---------------------------
Net cash provided by financing activities                 435,016     (118,559)
                                                     ---------------------------
Increase (decrease) in cash                                24,275      (13,104)
Cash at beginning of year                                  53,787       66,891
                                                     ---------------------------
Cash at end of year                                   $    78,062    $  53,787
                                                     ===========================


Supplemental cash flow information
Interest paid                                         $   146,000    $  82,000
                                                     ===========================
Income taxes paid                                     $        -     $  11,000
                                                      ==========================

See accompanying notes.
                                                                               5

                             Just Kiddie Rides, Inc.

                          Notes to Financial Statements

                               September 30, 1996


1. Description of Business and Basis of Presentation

Just Kiddie Rides, Inc. (the "Company") was incorporated on February 24, 1989 in the State of New York and began operations during 1989. The Company operates in one business segment which is to own, operate and sell children's coin-operated amusement rides.

On September 30, 1996, the Company was acquired in a merger agreement between the Company and Childrobics, Inc. ("Childrobics") whereby the Company's shareholders received 5,000,000 restricted shares of Childrobics common stock, and a note receivable from Childrobics for $750,000 in exchange for all of the issued and outstanding shares of the Company. In addition, the Company's principal shareholder received $250,000 in cash for a covenant not-to-compete for a period of six years. Upon completion of the merger, the Company's founder and President became a director, President and Chief Executive Officer of Childrobics. The accompanying financial statements reflect the Company's financial position and results of operations immediately preceding the merger.

Childrobics, Inc. reported a net loss of approximately $9.9 million and had a working capital deficiency of $2.5 million at and for the period ended June 30, 1996. These conditions raise substantial doubt about Childrobics, Inc.'s ability to continue as a going concern. Because of the aforementioned conditions relating to Childrobics, Inc., and the uncertainties surrounding its plans to address its liquidity problems, Childrobics, Inc.'s actions could have a substantial effect on the Company's assets and, therefore, there is also substantial doubt about whether the Company will continue as a going concern. The 1996 financial statements of the Company do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

2. Summary of Significant Accounting Policies

Concentration of Credit Risk

The Company maintains cash balances at an institution insured up to $100,000 by the Federal Deposit Insurance Corporation (FDIC). At times during 1996 and 1995, these balances exceeded insured levels.

                             Just Kiddie Rides, Inc.

                    Notes to Financial Statements (continued)




2. Summary of Significant Accounting Policies (continued)

The Company sells its products to various companies located throughout the United States. Collateral is generally not required and credit losses have generally been within management's expectations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Inventory

Inventory, consisting of ride equipment held for sale and parts, is stated at the lower of cost (first-in, first-out) or market.

Ride Equipment and Other Fixed Assets

Depreciation and amortization are provided for by the straight-line method over the estimated useful lives of the related assets ranging from five to ten years.

Revenue Recognition Policy

The Company recognizes revenue from equipment sales when products are shipped. The Company recognizes ride revenue based on collection of coins from the coin-operated amusement rides.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code, to be a Subchapter "S" corporation, effective April 1, 1991. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the accompanying financial statements.

                             Just Kiddie Rides, Inc.

2. Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

In March 1995, the Financial Accounting Standards Board issued Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt the provisions of Statement 121 in fiscal 1997 and, based on current circumstances, does not believe the adoption will have a material effect on the financial statements.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense for the years ended September 30, 1996 and 1995 was approximately $33,000 and $61,000, respectively.

Reclassification

Certain prior year balances have been reclassified to conform to the current year's presentation.

3. Other Fixed Assets

Fixed assets are recorded at cost and consist of the following:

                                                           September 30
                                                       1996            1995
                                                 ----------------------------

Furniture and fixtures                               $  44,126     $  43,189
Autos and trucks                                       271,616       126,266
Computers and peripherals                              165,062       118,830
Leasehold improvements and equipment                    74,770        68,354
                                                 ---------------------------
                                                       555,574       356,639
Less accumulated depreciation and amortization        (164,616)     (101,577)
                                                  ---------------------------
                                                     $ 390,958     $ 255,062
                                                 ============================

                             Just Kiddie Rides, Inc.

4. Loan Receivable from Shareholder

During 1994, the majority shareholder borrowed $60,000 from the Company. This loan bears interest at 7% and is payable upon demand.

5. Related Party Transactions

Receivables from affiliates included amounts due from the following entities:


                                                   September 30 1996
                                                   ------------------

Childrobics, Inc.                                      $150,593
Turnpike Amusement                                      114,725
                                                   ---------------
                                                       $265,318
                                                   ===============

The receivable from Childrobics consists of fees and expenses that the Company incurred in connection with the merger and are to be reimbursed by Childrobics (see Note 1).

The receivable from Turnpike Amusement (a wholly-owned subsidiary of Childrobics, Inc.) is a result of equipment sales made during the year.

6. Major Supplier

During the years ended September 30, 1996 and 1995, the Company purchased the majority of its coin-operated amusement rides from two sources. In 1996, it discontinued purchasing from one of these vendors and currently purchases the majority of its coin-operated amusement rides from one manufacturer located in Puerto Rico. The Company's outstanding obligations on these purchases amounted to approximately $39,000 and $320,000 at September 30, 1996 and 1995, respectively.

                             Just Kiddie Rides, Inc.

7. Notes and Loans Payable

The Company's outstanding notes and loan balances were as follows:

                                                             September 30
                                                         1996            1995
                                                   -----------------------------
Term loans--bank (A)                                   $1,162,167   $  461,250
Line of credit--bank (B)                                  499,076       73,000
Other short term notes payable (C)                        171,634      444,416
Term loan--Fun Vending, Inc. (D)                           56,753      127,333
Loans payable--finance companies (E)                      123,774            -
Loans payable--acquisition (F)                            411,947            -
Notes--trucks (G)                                          52,638       55,469
                                                   -----------------------------
                                                        2,477,989    1,161,468
Less current portion
                                                        1,214,842      742,014
                                                   -----------------------------
Long-term portion                                      $1,263,147   $  419,454
                                                   =============================

At September 30, 1996, the scheduled principal maturities of notes, the line of credit and long-term debt in each of the next five years are as follows:

      1997                               $1,214,842
      1998                                  522,938
      1999                                  339,176
      2000                                  196,927
      2001                                  190,757
      Thereafter                             13,349
                                      --------------
                                         $2,477,989
                                      ==============

(A) At September 30, 1995, the Company had a term loan agreement to borrow $675,000 from a bank. The note was payable over a five year term in 60 consecutive monthly principal installments of $11,250, plus interest applied during the note payable period at a fixed annual rate of 9%. Outstanding borrowings under this facility amounted to $461,250 at September 30, 1995.

                             Just Kiddie Rides, Inc.

7. Notes and Loans Payable (continued)

      In February 1996, the Company refinanced the aforementioned loan with another bank in the form of a term loan for $449,587. The note is payable over a three year term in 36 consecutive monthly principal installments of $12,489, plus interest applied during the note payable period at a fixed annual rate of 8.47%. This loan matures in February 1999 and is collateralized by substantially all of the Company's tangible assets and is personally guaranteed by the Company's majority shareholder. Outstanding borrowings under this facility amounted to approximately $362,000 at September 30, 1996.

      In addition, in February 1996, the company entered into a second term loan in the amount of $800,000 with the same bank. The note is payable in 35 consecutive monthly principal installments of $13,333, commencing October 1996, plus a final payment of $333,333, plus interest applied during the note payable period at a fixed annual rate of 9.6%. This loan matures on September 30, 1999 and is collateralized by substantially all of the Company's tangible assets and is personally guaranteed by the Company's majority shareholder. Outstanding borrowings under this facility amounted to $800,000 at September 30, 1996.

(B) At September 30, 1995, the Company had a line of credit agreement with a bank which provided maximum borrowings of $500,000. Borrowings of $73,000 were outstanding under this facility at September 30, 1995, and the line of credit expired on January 31, 1996.

      In February 1996, the Company refinanced its existing line of credit with another bank. The new line of credit agreement, which expires on January 31, 1997, provides for maximum borrowings of $500,000. Such borrowings are limited to 80% of eligible accounts receivable, as defined, and 50% of eligible inventory, as defined, with an inventory sublimit of $150,000. Borrowings under this agreement bear interest at the prime rate (8.25% at September 30, 1996) plus .75% and are collateralized by substantially all the Company's tangible assets, and are guaranteed by the majority shareholder. The agreement and term loan agreements described in (A) above contain certain restrictive covenants, which, among other things, impose limitations with respect to the payment of dividends, advances to shareholders or affiliates, and consummation of

                             Just Kiddie Rides, Inc.

7. Notes and Loans Payable (continued)

      acquisitions. The Company is also required to maintain certain financial ratios. The Company was not in compliance with certain of the financial ratios at September 30, 1996, and the bank has waived compliance with such covenants through the 1997 fiscal year.

      Borrowings of $499,076 were outstanding under this facility at September 30, 1996.

(C) During each of the years ended September 30, 1996 and 1995, the Company signed several short-term note payable agreements with two financing companies for the purchase of inventory and ride equipment. The Company received purchase discounts on these purchases ranging from 3 to 5 percent. The financing companies remitted payment for such purchases directly to the manufacturer at the discounted price. The Company's notes payable to the financing companies consist of the undiscounted purchase price for such inventory, broken down into two or three equal monthly payments. The notes payable outstanding at September 30, 1996 are scheduled to mature in October 1996.

(D) On June 10, 1994, the Company executed a note agreement for $208,000 with Fun Vending, Inc. for the acquisition of ride equipment. The note is payable in 36 monthly installments of approximately $6,500, including interest at a fixed rate of 8% per year.

(E) In July 1996, the Company borrowed $85,665 from a finance company in the form of a note payable to finance the purchase of certain equipment. The note bears interest at a fixed rate of 9% per year and is payable in 60 consecutive monthly installments of $1,778. The loan is collateralized by certain equipment with a net book value of $91,740 and matures in July 2001. Outstanding borrowings under this facility amounted to $83,385 at September 30, 1996.

      In August 1996, the Company borrowed $40,389 from the same finance company in the form of a note payable to finance the purchase of certain equipment. The note bears interest at a fixed rate of 9.05% per year and is payable in 60 consecutive monthly installments of $839. The loan is collateralized by certain equipment with a net book value of $44,276, and matures in September 2001. Outstanding borrowings under this note amounted to $40,389 at September 30, 1996.

                             Just Kiddie Rides, Inc.

7. Notes and Loans Payable (continued)

(F) In connection with the acquisition of KiddieRide Corporation (see Note 9), the Company assumed the following debt instruments:

        (i) A note payable to a financing company in the amount of $205,078. The note bears interest at a fixed rate of 12.5% per year and is payable in 36 consecutive monthly installments of $6,861. The loan is collateralized by certain equipment with a net book value of $197,148, is guaranteed by the majority shareholder, and matures in February 1999. Outstanding borrowings under this facility amounted to $170,956 at September 30, 1996.

        (ii) A note payable to a financing company in the amount of $114,901. The note bears interest at a fixed rate of 12.5% per year and is payable in 36 consecutive monthly installments of $3,844. The loan is collateralized by certain equipment with a net book value of $108,056, is guaranteed by the majority shareholder, and matures in February 1999. Outstanding borrowings under this facility amounted to $95,783 at September 30, 1996.

        (iii) A note payable to a financing company in the amount of $173,093. The note bears interest at a fixed rate of 15% per year and is payable in 36 consecutive monthly installments of $6,000. The loan is collateralized by certain equipment with a net book value of $160,219, is guaranteed by the majority shareholder, and matures in April 1999. Outstanding borrowings under this facility amounted to $145,208 at September 30, 1996.

(G) The Company has entered into several agreements to finance the acquisition of trucks. The related notes are payable in monthly installments with varying rates of interest.

      The weighted average interest rate on short-term borrowings (i.e., the line of credit agreement) was 9%.

The carrying amounts of the Company's borrowings under its notes payable, loans payable and line of credit approximate their fair value at September 30, 1996 and 1995.

                             Just Kiddie Rides, Inc.

8. Commitments

Leases

The Company leases its office and warehouse space under an operating lease. Rent expense for the years ended September 30, 1996 and 1995 was approximately $59,000 and $74,000, respectively. Subsequent to September 30, 1996, the Company terminated its existing lease agreement at a cost of $2,500 and signed a new lease agreement for a new office and warehouse. The future minimum annual lease payments under the new lease agreement at September 30, 1996 are as follows:

     1997                                   $   97,000
     1998                                      193,000
     1999                                      199,000
     2000                                      206,000
     2001                                      212,000
     Thereafter                              2,668,000
                                        ==============
                                            $3,575,000
                                        ==============

Guarantees

Certain customers of the Company obtain financing for the purchase of equipment from a third party financial institution. The Company guarantees payment of the unpaid balance in the event the customers fail to satisfy the financing. As of September 30, 1996, the remaining liability under these financing arrangements aggregated approximately $700,000.

Legal Matters

The Company is a defendant in litigation matters arising out of the normal conduct of its business. The Company maintains insurance coverage for such claims and management believes that settlements of these claims, if any, and litigation costs are covered by insurance and that the outcome of such matters will not have a material adverse effect on the Company's position or results of operations.

9. Acquisition

In February 1996, the Company purchased certain ride equipment, existing customers and routes and assumed certain debt of KiddieRide Corporation. The fair market value of the ride equipment acquired of $772,700 approximated the debt assumed by the Company. The acquisition has been accounted for as a purchase and operations resulting from the acquired assets and liabilities have been included in the Company's statement of operations since the acquisition date.

                             Just Kiddie Rides, Inc.

9. Acquisition

The following presents unaudited pro forma operating results for the years ended September 30, 1996 and 1995, as if the acquisition had taken place on October 1, 1994. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of the periods noted, or of results which may occur in the future:

                                     September 30
                                 1996           1995
                             --------------------------

  Total revenues               $6,219,80    $7,426,935
  Net loss                      (100,136)      (40,839)